Condensed Consolidated Interim
Financial Statements

For the Three months ended March 31, 2025 and 2024

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		March 31, 2025	December 31, 2024
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$608,174	$624,673
Amounts receivable		110,457	75,041
Inventories		223,565	234,249
Current financial assets	15	1,591	625
Other current assets	4	63,612	58,474
		1,007,399	993,062

Property, plant and equipment	5	1,143,697	1,101,536
Deferred income tax assets	11	49,620	60,133
Non-current financial assets	15	65,856	67,217
Other non-current assets	6	42,889	43,185
		1,302,062	1,272,071
Total assets		$2,309,461	$2,265,133

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$238,019	$233,094
Income tax payable		45,673	18,731
Current financial liabilities	15	14,078	12,707
Other current liabilities	4	16,902	19,348
		314,672	283,880

Deferred income tax liabilities	11	4,000	18,400
Provision for reclamation	7	290,480	266,195
Non-current financial liabilities	15	4,502	5,208
Other non-current liabilities	6	35,384	35,534
		334,366	325,337
Shareholders' equity
Share capital	12	814,030	826,694
Contributed surplus		31,810	32,147
Accumulated other comprehensive loss		(13,875)	(11,195)
Retained earnings		828,458	808,270
		1,660,423	1,655,916
Total liabilities and shareholders' equity		$2,309,461	$2,265,133
Commitments and contingencies (note 14)
Subsequent events (notes 12 and 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended March 31,
(Expressed in thousands of United States dollars)		2025	2024
(except per share amounts)	Notes

Revenue	8	$299,499	$305,879

Cost of sales
Production costs		198,878	173,845
Depreciation, depletion and amortization		24,084	33,334
Earnings from mine operations		76,537	98,700

Exploration and evaluation costs		7,175	14,957
Corporate administration		9,481	9,010
Share-based compensation expense		826	968
Care and maintenance expenses		6,029	5,892
Reclamation expense (recovery)	7	4,805	(25,002)
Other operating expenses	9	5,321	9,193
Earnings from operations		42,900	83,682

Gain on sale of Greenstone Partnership		(6,630)	—
Other non-operating income	10	(9,618)	(15,970)
Finance costs		3,870	3,361
Earnings before income tax		55,278	96,291
Income tax expense	11	24,824	29,861
Net earnings		30,454	66,430

Other Comprehensive Loss

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	15	(2,010)	(7,234)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of marketable securities	15	(670)	—
Other comprehensive loss		(2,680)	(7,234)
Total comprehensive income		$27,774	$59,196

Earnings per share:
Basic	12	$0.15	$0.31
Diluted	12	$0.13	$0.30

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended March 31,
		2025	2024
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$30,454	$66,430

Adjustments:
Depreciation, depletion and amortization		24,868	34,732
Reclamation expense (recovery)	7	4,805	(25,002)
Share-based compensation expense		826	1,155
Finance costs		3,598	3,361
Income tax expense	11	24,824	29,861
Unrealized foreign exchange gain		(3,106)	(9,780)
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	15	1,400	1,500
Gain on sale of Greenstone Partnership		(6,630)	—
Other		1,492	2,634
Reclamation payments		(1,589)	—
Cash provided by operating activities prior to changes in working capital and income taxes paid		80,942	104,891
Income taxes paid		(1,449)	(394)
Other changes in working capital	13	(20,882)	(5,068)
Cash provided by operating activities		58,611	99,429

Investing activities
Property, plant and equipment additions		(48,567)	(18,212)
Cash settlement related to the Additional Royal Gold Agreement	15	—	(24,500)
Cash used in investing activities		(48,567)	(42,712)

Financing activities
Dividends paid	12	(10,266)	(11,104)
Payment of borrowing and financing costs		(4)	(539)
Repayment of lease obligations		(2,213)	(1,859)
Proceeds from common shares issued		859	1,406
Payment for common shares repurchased	12	(14,919)	(9,956)
Cash used in financing activities		(26,543)	(22,052)
(Decrease) increase in cash and cash equivalents during the period		(16,499)	34,665
Cash and cash equivalents at beginning of the period		624,673	612,941
Cash and cash equivalents at end of the period		$608,174	$647,606

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	30,454	30,454
Other comprehensive loss	—	—	—	(2,680)	—	(2,680)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 12)	(2,465,926)	(15,179)	—	—	—	(15,179)
Related to the effect of share repurchase liability (note 12)	—	778	—	—	—	778
Share-based compensation expense	—	—	479	—	—	479
Issued on exercise of stock options	126,797	855	(248)	—	—	607
Issued under the employee share purchase plan	53,319	309	—	—	—	309
Issued on redemption of restricted share units	198,658	573	(568)	—	—	5
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(10,266)	(10,266)
Balance at March 31, 2025	207,944,128	$814,030	$31,810	$(13,875)	$828,458	$1,660,423

Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	66,430	66,430
Other comprehensive loss	—	—	—	(7,234)	—	(7,234)
Transaction with shareholders:
Repurchase and cancellation of shares - NCIB (note 12)	(1,783,800)	(9,956)	—	—	—	(9,956)
Related to the effect of share repurchase liability (note 12)	—	3,426	—	—	—	3,426
Share-based compensation expense	—	—	727	—	—	727
Issued on exercise of stock options	237,773	1,747	(539)	—	—	1,208
Issued under the employee share purchase plan	39,262	243	—	—	—	243
Issued on redemption of restricted share units	371,035	2,391	(2,387)	—	—	4
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(11,104)	(11,104)
Balance at March 31, 2024	214,361,403	$859,387	$31,670	$217	$826,712	$1,717,986
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These financial statements were authorized for issuance by the Board of Directors of the Company on May 5, 2025.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	March 31, 2025	December 31, 2024
Other current assets
Due from Equinox (1)	$47,231	$42,638
Prepaid insurance expenses	5,446	8,496
Deposits for consumable supplies	3,728	2,655
Marketable securities	3,726	3,130
Prepaid assets	2,928	1,001
Other	553	554
Total other current assets	$63,612	$58,474
Other current liabilities
Current portion of lease obligations	$6,313	$6,393
Current portion of provision for reclamation (note 7)	3,528	5,113
Share repurchase liability (note 12)	6,819	7,597
Other	242	245
Total other current liabilities	$16,902	$19,348
(1)Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months.
5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance March 31, 2025	$705,781	$269,556	$55,711	$112,649	$1,143,697
(1)Includes exploration and evaluation assets of $86.0 million related to the Goldfield Project and the Kemess Project.

During the three months ended March 31, 2025, $68.0 million of additions were capitalized to PP&E, including $16.9 million capitalized to the asset retirement obligation asset and $0.1 million of PP&E at its carrying value was disposed of during the period.

During the year ended December 31, 2024, $174.8 million of additions were capitalized to PP&E, including lease arrangements with right-of-use asset additions of $4.8 million. During the year ended December 31, 2024, PP&E with a carrying value of $0.3 million was disposed of.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Other non-current assets and liabilities

	March 31, 2025	December 31, 2024
Other non-current assets
VAT and other tax receivables(1)	$10,291	$10,469
Non-current supplies inventory	346	1,732
Due from Equinox(2)	22,488	20,450
Marketable securities(3)	9,015	9,785
Other	749	749
Total other non-current assets	$42,889	$43,185

Other non-current liabilities
Non-current portion of lease obligations	$13,197	$13,713
Non-current portion of deferred revenue(4)	20,471	20,187
Post-retirement benefits	1,716	1,634
Total other non-current liabilities	$35,384	$35,534
(1)Includes amounts related to the Öksüt Mine value-added tax.
(2)Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership.
(3)Relates to the shares of publicly traded entities, recorded at fair value.
(4)Relates to the Additional Royal Gold Agreement (note 15a)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

7. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	March 31, 2025	December 31, 2024
Development, exploration, care and maintenance sites (1)
Balance, beginning of year	$176,579	$218,330
Changes in cost estimates	3,079	(3,905)
Changes in discount rate	5,653	(26,755)
Accretion	1,737	7,240
Liabilities settled	(1,589)	(9,539)
Foreign exchange revaluation	(18)	(8,792)
Balance, end of period	$185,441	$176,579
Operating sites (1)
Balance, beginning of year	$94,729	$82,323
Changes in cost estimates	11,062	15,185
Changes in discount rate	1,835	(2,700)
Accretion	951	3,052
Foreign exchange revaluation	(10)	(3,131)
Balance, end of period	$108,567	$94,729

Current portion of reclamation provision (2)	3,528	5,113
Non-current portion of reclamation provision	290,480	266,195
Total provision for reclamation	$294,008	$271,308
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates to the Endako Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	As at March 31, 2025			As at December 31, 2024
Range of nominal risk-free interest rate applied	3.23%	to	4.59%	3.34%	to	4.78%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Reclamation expense (recovery)

Reclamation expense recognized in the consolidated statements of earnings and comprehensive income for the three months ended March 31, 2025 was $4.8 million (2024 - reclamation recovery of 25.0 million) and was due to the following factors:

	March 31, 2025	March 31, 2024
Changes in cost estimates	$3,583	$(9,619)
Changes in discount rate	1,173	(16,391)
Other	49	1,008
Total reclamation expense (recovery)	$4,805	$(25,002)
8. Revenue
Total revenue consists of the following:

	Three months ended March 31,
	2025	2024
Gold revenue	$138,614	$190,940
Copper revenue	41,020	48,777
Molybdenum revenue	91,651	60,235
Other by-product revenue(1)	5,175	4,807
Revenue from contracts with customers	$276,460	$304,759
Provisional pricing adjustment on concentrate sales(2)	23,967	4,775
Metal content adjustments on concentrate sales	(928)	(3,655)
Total revenue	$299,499	$305,879
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 12.1 million pounds of copper, 36,943 ounces of gold, and 218,289 pounds of molybdenum (March 31, 2024 - 12.5 million pounds of copper, 37,631 ounces of gold, and 214,819 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

9. Other operating expenses

	Three months ended March 31,
	2025	2024
Selling and marketing(1)	$2,802	$2,402
Transaction costs related to the Additional Royal Gold Agreement (note 15a)	—	2,512
Unrealized loss on financial asset related to the Additional Royal Gold Agreement (note 15a)	1,400	1,500
Study costs(2)	1,119	2,475
Other, net	—	304
Other operating expenses	$5,321	$9,193
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Relates mostly to the site studies at the Mount Milligan Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Other non-operating income

	Three months ended March 31,
	2025	2024
Interest income(1)	$(5,371)	$(8,090)
Foreign exchange gain (2)	(3,461)	(10,001)
Unrealized (gain) loss on marketable securities	(596)	1,135
Other (income) expense	(190)	986
Other non-operating income	$(9,618)	$(15,970)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties.
11. Income taxes

	Three months ended March 31,
	2025	2024
Current income tax expense	$29,310	$37,401
Deferred income tax recovery	(4,486)	(7,540)
Total income tax expense	$24,824	$29,861

The Company recognized income tax expense of $24.8 million for the three months ended March 31, 2025 compared to $29.9 million for the three months ended March 31, 2024. The income tax expense for the three months ended March 31, 2025 is primarily related to income from the Öksüt Mine and the drawdown of the deferred tax asset at the Mount Milligan Mine.
12. Shareholders' equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid
On November 5, 2024, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025, representing approximately 10% of the public float.

During the three months ended March 31, 2025, the Company repurchased 2,465,926 common shares (2024 - 1,783,800 common shares), for the total consideration of $14.9 million (2024 -$10.0 million) at an average price of $6.05 (C$8.67) (2024 - $5.58) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On March 27, 2025, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $6.8 million (December 31, 2024 - $7.6 million) with a certain share price limit during the period ending May 7, 2025.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended March 31,
	2025	2024
Net earnings	$30,454	$66,430
Dilutive impact related to the RSU plan(1)	(394)	(71)
Dilutive impact related to the PSU plan(2)	(1,349)	(908)
Diluted earnings	$28,711	$65,451

Basic weighted average common shares (in thousands)	209,329	215,153
Dilutive impact of stock options (in thousands)	16	22
Dilutive impact related to the RSU plan (in thousands)(1)	2,866	2,435
Dilutive impact related to the PSU plan (in thousands)(2)	1,513	1,375
Diluted weighted average common shares (in thousands)	213,724	218,985

Earnings per share:
Basic	$0.15	$0.31
Diluted	$0.13	$0.30
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the three months ended March 31, 2025 and 2024, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended March 31,
	2025	2024
ASPP impact excluded from earnings per share (in thousands)(1)	1,075	786
(1) ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On May 5, 2025, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on May 22, 2025.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Supplemental cash flow disclosures
Changes in working capital

	Three months ended March 31,
	2025	2024
(Increase) decrease in amounts receivable	$(37,208)	$138
Decrease (increase) in inventories	9,171	(1,328)
Decrease (increase) in other current assets	1,217	(1,313)
Increase (decrease) in accounts payable and accrued liabilities	5,938	(2,565)
Changes in working capital	$(20,882)	$(5,068)
14. Commitments and contingencies
Commitments
As of March 31, 2025, the Company had entered into contracts to acquire PP&E totaling $23.6 million (March 31, 2024 - $6.9 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. H.R.S has formally filed an appeal of this decision with the Court of Appeal for British Columbia, and TCM has submitted a cross-appeal in response. The Company believes the potential exposure in relation to this claim from what the Company has accrued is not materially different.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

15. Financial instruments
The Company’s financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with Royal Gold and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered.
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	23,500
Balance, December 31, 2024	$67,200
Fair value adjustments	(1,400)
Balance, March 31, 2025	$65,800
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	March 31, 2025	December 31, 2024
Gold price per oz - short-term (1)	$2,438 - $2,725	$2,400 - $2,625
Gold price per oz - long-term	$2,200	$2,100
Copper price per lb - long term	$4.25	$4.25
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	14.6%	12.0%
Discount rate	6.63%	6.75%
(1) Short-term represents the years 2025-2028 as at March 31, 2025 (2024-2028 as at December 31, 2024).

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	March 31, 2025	December 31, 2024
Derivative instrument assets
Current
Fuel contracts	43	28
Royal Gold deliverables(1)	1,548	597
	1,591	625
Non-current
Fuel contracts	56	17
	56	17
Total derivative instrument assets	$1,647	$642

Derivative instrument liabilities
Current
Foreign exchange contracts	$10,313	$11,948
Fuel contracts	543	583
Royal Gold deliverables(1)	27	176
Gold Contracts	3,195	—
	14,078	12,707
Non-current
Foreign exchange contracts	3,958	4,896
Fuel contracts	544	312
	4,502	5,208
Total derivative instrument liabilities	$18,580	$17,915
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at March 31, 2025 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2025	2026	2027	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.60/$0.67	$0.60/$0.67	N/A	Fixed	4,754,200
ULSD swap contracts(1)	Litres	$0.65	$0.60	$0.59	Fixed	41,690,200
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.33/$1.39	$1.34/$1.39	N/A	Fixed	216,000,000
US$/C$ forward contracts	CAD	$1.35	$1.37	$1.36	Fixed	326,250,000
Gold Hedge Contracts
Gold zero-cost collars	Ounces	$2,400/$3,400	$2,400/$3,696	N/A	Fixed	50,770
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives will expire evenly through each year. The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement. These contract are expected to settle over time by the end of 2026.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive loss (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended March 31,
	2025	2024
Increase (decrease) in fair value of derivative financial instruments	$1,269	$(7,121)
Reclassified to net earnings	(3,279)	(113)
Decrease in fair value of equity securities	(670)	—
Decrease in fair value of derivative instruments included in OCI(1)	$(2,680)	$(7,234)
(1)Includes tax expense of $0.6 million for the three months ended March 31, 2025 (March 31, 2024 - $0.2 million tax expense).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at March 31, 2025 are expected to settle by the end of the third quarter of 2025, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	12,440
Copper forward contracts	Pounds	Float	2,039,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at March 31, 2025 and December 31, 2024, are summarized as follows:

	March 31, 2025	December 31, 2024
Trade receivables prior to mark-to-market adjustment	$33,188	$27,199
Mark-to-market adjustment related to gold and copper concentrate sold	9,175	(2,727)
Mark-to-market adjustment related to molybdenum products sold	(93)	(31)
Provisionally-priced trade receivables	$42,270	$24,441
As at March 31, 2025 and December 31, 2024, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Copper	Pounds	12,113,034	20,099,765	4.40	4.00
Gold	Ounces	36,943	48,541	3,133	2,641
Molybdenum	Pounds	218,289	49,572	20.63	21.39

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at March 31, 2025 and December 31, 2024, are summarized as follows:

	March 31, 2025	December 31, 2024
Accounts payable prior to fair value adjustment	$17,524	$10,298
Fair value adjustment to molybdenum concentrate	(984)	202
Provisionally-priced accounts payable	$16,540	$10,500
As at March 31, 2025 and December 31, 2024, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Molybdenum	Pounds	1,445,113	1,275,577	$18.89	$20.09

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$65,800	$65,800
Provisionally-priced trade receivables	—	42,270	—	42,270
Marketable securities	12,741	—	—	12,741
Derivative financial instruments	—	1,647	—	1,647
	$12,741	$43,917	$65,800	$122,458

Financial liabilities
Provisionally-priced accounts payable	$—	$16,540	$—	$16,540
Derivative financial instruments	—	18,580	—	18,580
	$—	$35,120	$—	$35,120

December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$67,200	$67,200
Provisionally-priced trade receivables	$—	$24,441	$—	$24,441
Marketable securities	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$12,915	$25,083	$67,200	$105,198

Financial liabilities
Provisionally-priced accounts payable	$—	$10,500	$—	$10,500
Derivative financial instruments	—	17,915	—	17,915
	$—	$28,415	$—	$28,415
During the year ended March 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
16. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Three months ended March 31, 2025
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$69,629	$135,199	$94,671	$299,499	$—	$299,499
Cost of sales
Production costs	27,014	77,770	94,094	198,878	—	198,878
Depreciation, depletion and amortization	7,466	15,484	1,134	24,084	—	24,084
Earnings (loss) from mine operations	$35,149	$41,945	$(557)	$76,537	$—	$76,537
Exploration and evaluation costs	541	642	—	1,183	5,992	7,175
Corporate administration	—	—	—	—	9,481	9,481
Share-based compensation expense	—	—	—	—	826	826
Care and maintenance	—	—	2,947	2,947	3,082	6,029
Reclamation expense	—	—	4,316	4,316	489	4,805
Other operating expenses	144	4,593	584	5,321	—	5,321
Earnings (loss) from operations	$34,464	$36,710	$(8,404)	$62,770		$42,900
Gain on sale of Greenstone Partnership					(6,630)	(6,630)
Other non-operating income					(9,618)	(9,618)
Finance costs					3,870	3,870
Earnings before income tax						$55,278
Income tax expense					24,824	24,824
Net earnings						$30,454
Additions to PP&E	$11,920	$23,666	$32,406	$67,992	$68	$68,060

Three months ended March 31, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$122,035	$120,454	$63,390	$305,879	$—	$305,879
Cost of sales
Production costs	34,762	72,997	66,086	173,845	—	173,845
Depreciation, depletion and amortization	14,246	18,265	823	33,334	—	33,334
Earnings (loss) from mine operations	$73,027	$29,192	$(3,519)	$98,700	$—	$98,700
Exploration and evaluation costs	203	497	6,905	7,605	7,352	14,957
Corporate administration	—	—	—	—	9,010	9,010
Share-based compensation expense	—	—	—	—	968	968
Care and maintenance	—	—	2,948	2,948	2,944	5,892
Reclamation recovery	—	—	(15,547)	(15,547)	(9,455)	(25,002)
Other operating expenses	128	5,064	305	5,497	3,696	9,193
Earnings from operations	$72,696	$23,631	$1,870	$98,197		$83,682
Other non-operating income					(15,970)	(15,970)
Finance costs					3,361	3,361
Earnings before income tax						$96,291
Income tax expense					29,861	29,861
Net earnings						$66,430
Additions to PP&E	$12,614	$770	$894	$14,278	$987	$15,265

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

17. Subsequent events

On April 22, 2025, the Company entered into an agreement to acquire shares in Thesis Gold Inc. for $17.4 million. The Company completed the agreement on April 28, 2025.